Exhibit 99.1

Sundance Energy Australia Limited

28 Greenhill Road, Wayville. South Australia. 5034    ACN 112 202 883

Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 30 September 2016

Highlights

Operating Results

•                  Achieved its third quarter production guidance of 6,000 – 6,500 Boe/d with 6,136 Boe/d of production, including 164 Boe/d of flared gas production.

•                  Adjusted EBITDAX was $11.9 million (68.2 percent Adjusted EBITDAX Margin) for the quarter and $32.4 million (77.7 percent Adjusted EBITDAX Margin) for the nine month period ended 30 September 2016.

•                  Cash operating costs declined from $14.17 per Boe for the year ended 31 December 2015 to $11.40 per Boe for the quarter and $12.02 per Boe for the nine months ended 30 September 2016.

Capital Investments

•                  Brought 6 gross (5.7 net) Sundance-operated Eagle Ford wells into production during the quarter, including 3.0 gross (3.0 net) and 3.0 gross (2.7 net) wells in Dimmit and McMullen counties, respectively.

•                  Had initial production from 11 gross (3.6 net) non-operated Eagle Ford wells in McMullen County during the quarter.

•                  Closed on its previously announced acquisition of 5,050 net acres in McMullen County, Texas prospective for the Eagle Ford with a purchase price of $15.4 million. The transaction included incremental working interests in 20 gross (8.0 net) Sundance-operated producing wells and 6 gross (1.1 net) non-operated producing wells generating approximately 600 boe/d of production.

•                  Through its previously announced partnership with Schlumberger Limited, the Company refractured 5 gross (4.7 net) Sundance-operated Eagle Ford wells during the quarter.

•                  Brought 2 gross (1.8 net) Sundance-operated Greater Anadarko Basin (Oklahoma) wells into production during the quarter.

Liquidity and Capital Structure

•                  Successfully closed a share placement that generated $64 million (net of fees). Proceeds were primarily used for the bolt-on Eagle Ford acquisition and acceleration of development.

•                  Ended the quarter with cash of $20.0 million.

•                  Implemented an American Depository Receipt (ADR) program trading on NASDAQ under the symbol SNDE.

•                  As at 30 September 2016, the Company’s oil hedges covered a total of 1.8 million bbls through 2019 with a weighted average floor of $49.66 and ceiling of $57.99.

All amounts shown in this report are unaudited.

Operating Results

Revenue

Revenue for the quarter increased $4.5 million (34.7 percent), to $17.5 million as compared to the preceding quarter primarily due to increased volumes of 1,282 Boe/d (27.3 percent increase) which contributed $4.1 million to the increase in revenue. Production volumes increased primarily due to new wells coming on production during the quarter and the prior quarter having downtime related to shut-ins for offset fracs and pump installations.

Compared to the immediately preceding quarter, realised product prices decreased $0.78 per barrel for oil and increased $0.95 per Mcf for natural gas which led to a net increase in revenue of $0.4 million.

For the quarter ended 30 September 2016, the Company produced an average of 6,136 Boe/d (including 164 Boe/d of flared gas production).

	Three Months Ended		Nine Months Ended
	30 September		30 September
Unaudited (US$000s, except per BOE)	2016	2015	2016	2015
Operating Activity
Sales Revenue, net of Royalties	$17,456	$18,364	$41,671	$73,475
Lease Operating Expenses (LOE)	(2,962)	(5,240)	(8,333)	(14,015)
Production Taxes	(1,171)	(1,106)	(2,897)	(4,347)
Cash G&A, net of amounts capitalised(1)	(2,129)	(3,455)	(6,692)	(10,344)
Realised Revenue/Boe:	$31.77	$30.50	$27.95	$37.11
LOE/Boe:	$(5.39)	$(8.70)	$(5.59)	$(7.08)
Production taxes/Boe	$(2.13)	$(1.84)	$(1.94)	$(2.20)
Cash G&A/Boe:	$(3.88)	$(5.74)	$(4.49)	$(5.22)
Adjusted EBITDAX (2)	$11,907	$11,805	$32,397	$52,949
Adjusted EBITDAX Margin (2)	68.2%	64.3%	77.7%	72.1%

(1) Net of a $0.6 million reduction for the quarter and nine month period related to legal costs that had been previously incurred by the Company (prior to 2016) which were reimbursed as part of a litigation settlement.

(2) Adjusted EBITDAX and Adjusted EBITDAX Margin include realised gains on hedging of $1.1 million and $3.1 million for the quarter ended 30 September 2016 and 2015, respectively, and gains of $8.8 million and $8.1 million for the nine months ended 30 September 2016 and 2015, respectively.  Realised gain on hedging is not included in Sales Revenue.

The Company has reduced total cash costs per Boe (cash paid for LOE, production taxes and G&A) from $14.17 per Boe for the year ended 31 December 2015 to $11.40 per Boe in the third quarter of 2016.

Lease operating expenses (LOE)

LOE per BOE for the third quarter decreased to $5.39 as compared to $5.48 for the second quarter of 2016 and $6.96 for the year ended 31 December 2015. This improvement was achieved through several cost saving initiatives as well as on- going field-level improvements designed to continue to drive down LOE.

Production tax expense

Production tax expense as a percentage of revenue was 6.7 percent for the quarter ended 30 September 2016, consistent with 6.7 percent for the year ended 31 December 2015.

All amounts shown in this report are unaudited.

Operating Results (Continued)

Cash general and administrative costs (G&A)

Cash G&A per Boe decreased 21 percent to $3.88 per Boe for the quarter ended 30 September 2016 compared to the year ended 31 December 2015. During the year, the Company implemented various cost reductions to scale in its overhead structure to expected production levels. In absolute terms, cash G&A of $2.1 million for the quarter ended 30 September 2016 remained comparable to the preceding quarter.

Adjusted EBITDAX

The Company’s Adjusted EBITDAX margin for the quarter (68.2 percent) decreased compared to the immediately preceding quarter (79.1 percent) primarily due to lower realised gains on commodity hedging during the current quarter.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).  The Company’s development activities for the quarter ended 30 September 2016 are summarised below:

	PRODUCING					IN PROGRESS
GROSS WELLS	31-Dec-15	New	Acquired	P&A/Shut-in	30-Sep-16	Waiting on Frac	Total
Eagle Ford	95	17	6	(1)	117	—	—
Anadarko Basin	66	2	—	—	68	3	3
Total	161	19	6	(1)	185	3	3

	PRODUCING					IN PROGRESS
						Waiting on
NET WELLS	31-Dec-15	New	Acquired	P&A/Shut-in	30-Sep-16	Frac	Total
Eagle Ford	69.7	9.2	9.1	(1)	87.0	—	—
Anadarko Basin	27.8	1.8	—	—	29.6	1.2	1.2
Total	97.5	11.0	9.1	(1.0)	116.6	1.2	1.2

Eagle Ford

Using the proceeds from the share placement, the Company accelerated its development in the Eagle Ford in the third quarter.  During the quarter, the Company brought 6 gross (5.7 net) new Sundance-operated wells into production in the Eagle Ford, including 3 gross (3.0 net) Dimmit County wells and 3 gross (2.7 net) McMullen County wells.  As at the date of this report, all of the wells were either flowing back or in the early stages of production.  The newly completed wells in Dimmit County and McMullen County had average lateral lengths of 8,200 feet and 6,000 feet representing an average increase of approximately 2,400 feet (40.4 percent) and approximately 900 feet (17.3 percent) per well when compared to older vintage wells, respectively.  In addition, 11 gross (3.6 net) non-operated Eagle Ford wells had initial production during the quarter.  The Company expects 1 gross (1.0 net) well, originally scheduled to have initial production in the fourth quarter of 2016, to begin production in the first quarter of 2017.

During the quarter, the Company refractured 5 gross (4.7 net) wells under an agreement with Schlumberger Limited.  Current quarter capital expenditures include $6.3 million of costs related to these refracs that were paid by Schlumberger and recorded as a liability on Sundance’s balance sheet. This amount will be repaid to Schlumberger from cash flow generated by the incremental production as a result of the refracs.  Schlumberger is entitled to receive the incremental cash flows generated by the refracs for 5 years or until the balance is repaid, whichever occurs first.

The Company closed on its previously announced acquisition of 5,050 net acres in McMullen County, Texas prospective for the Eagle Ford with a purchase price of $15.4 million. The transaction included incremental working interest in 20 gross (8.0 net) Sundance-operated producing wells, 6 gross (1.1 net) non-operated producing wells and 27 gross (14.7 net) drilling locations. Further, as a result of continuing land and technical evaluations, the Company has identified an additional 13 gross (9 net) drilling locations across its Eagle Ford position. Following is a summary of Eagle Ford drilling locations by county:

	Eagle Ford Drilling Locations
County	Gross	Net
McMullen and Live Oak	106	76
Dimmit	263	219
Atascosa	61	58
Total	430	353

Eagle Ford producing wells contributed 5,443 Boe/d (89 percent) of total production during the quarter compared to 4,528 Boe/d (87 percent) during the preceding quarter.  The Company operated 90.2 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company brought 2 gross (1.9 net) Sundance-operated wells into production in the Greater Anadarko Basin.  As at 30 September 2016, Sundance had an additional 3 gross (1.2 net) wells waiting on completion.

All amounts shown in this report are unaudited.

Exploration & Development (Continued)

Greater Anadarko producing wells contributed 692 Boe/d (11 percent) of total production during the quarter compared to 691 Boe/d (13 percent) in the preceding quarter. The Company operated 70.1 percent of its Greater Anadarko production for the quarter.

As previously announced, the Company is actively marketing its oil and gas properties in the Greater Anadarko Basin for sale.  As at the date of this report, the Company is in discussions with various interested parties.

Capital Expenditures

The Company’s current quarter development costs (accrual basis) of $34.6 million in total were funded through operating cash flow and proceeds from the share placement.  Accrual basis capital expenditures include approximately $6 million of refrac costs paid by Schlumberger.

Liquidity and Capital Structure

Liquidity, Debt and Capital Structure

The Company received approximately $64 million from a share placement completed during the quarter.  Proceeds were primarily used for the bolt-on Eagle Ford acquisition and acceleration of development in the Eagle Ford.  As at 30 September 2016, the Company had cash and equivalents of $20.0 million.

On 1 September 2016, the Company implemented an American Depository Receipt (ADR) program with the Bank of New York Mellon.  The Company’s ADRs trade on NASDAQ under the symbol SNDE.

As at 30 September 2016, the Company’s revolving credit facility (RBL) with Morgan Stanley was fully drawn with $67 million outstanding; there was $125 million outstanding on the term loan.  The RBL matures in May 2020 and the term loan in November 2020. The borrowing base under the RBL was reaffirmed by Morgan Stanley during the second quarter of 2016.  Key covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.25. The Company remains in compliance with all covenants and there have been no changes to the existing covenants in the Company’s credit facility.

Derivative Contracts

The Company utilizes derivative contracts to manage and protect against commodity price risk. During the quarter, Sundance realised gains of $1.1 million on the settlement of commodity hedging contracts, which covered approximately 247,000 Bbls of oil and 510,000 Mcf of natural gas production. The Company entered into additional derivative contracts during the quarter which cover 180,000 Bbls of oil production for the years 2017-2019, with an average floor of $ 47.30 and average ceiling of $57.38. As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average (1)			Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2016 (Remainder)	246,434	$50.62	$56.69	510,000	$2.54	$2.79
2017	810,000	$48.27	$59.38	1,680,000	$2.86	$3.21
2018	456,000	$49.97	$58.62	1,290,000	$2.95	$3.36
2019	300,000	$52.15	$54.31	720,000	$2.95	$3.78
Total	1,812,434	$49.66	$57.99	4,200,000	$2.86	$3.30

(1)         The Company’s outstanding derivative positions include swaps totaling 564,000 Bbls and 2,040,000 Mcf, which are included in the calculation of weighted average floor and ceiling value shown above.

All amounts shown in this report are unaudited.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady
Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(9 months)
		$US’000	$US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	9,495	40,222

1.2	Payments for
	(a) exploration & evaluation	(431)	(1,456)
	(b) development	(23,912)	(43,722)
	(c) production	(8,321)	(18,754)
	(d) staff costs	(739)	(2,498)
	(e) administration and corporate costs	(1,910)	(5,036)

1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid	(3,159)	(12,379)
1.6	Income taxes paid
1.7	Research and development refunds
1.8	Other (2)	3,613	11,859
1.9	Net cash from / (used in) operating activities	(25,606)	(31,780)

(1)           Current quarter receipts from customers lower than accrual basis revenue of $17.5 million primarily due to increase in accrued revenue from operator for the non-operated wells that had initial production during the quarter (approximately $5 million) and a refund of a $2 million deposit paid to the Company from a natural gas purchaser (had no net impact on the year-to-date receipts from customers).

(2)           Other receipts from operating activities is primarily related to proceeds from settled derivative hedges and insurance proceeds.

+ See chapter 19 for defined terms.

1 September 2016

Consolidated statement of cash flows

Year to date
		Current quarter	(9 months)
		$US’000	$US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(13,878)	(15,478)
(b) tenements (see item 10)
	(c) investments	75	75
	(d) other non-current assets	(22)	(27)

2.2	Proceeds from the disposal of:
(a) property, plant and equipment
(b) tenements (see item 10)
(c) investments
(d) other non-current assets

2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(13,826)	(15,430)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	58,428	64,169
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)
3.10	Net cash from / (used in) financing activities	58,428	64,168

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,474	3,468
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(25,606)	(31,764)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

			Year to date
		Current quarter	(9 months)
		$US’000	$US’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(13,826)	(15,430)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	58,428	64,169
4.5	Effect of movement in exchange rates on cash held	492	(465)
4.6	Cash and cash equivalents at end of period	19,978	19,978

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	19,978	1,474
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	19,978	1,474

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	186
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

+ See chapter 19 for defined terms.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	242,000	192,000
8.2	Credit standby arrangements	NIL	NIL
8.3	Other (please specify)
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)                                 Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn), $125 million term loan ($125 million drawn) and a $50 million accordion loan ($nil drawn). The accordion loan expires 14 November 2016.

As at 30 September, the interest rate on the credit facility ranged from 3%-8%.  The loans are secured by the Company’s oil and gas properties.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	nil
9.2	Development	15,500
9.3	Production	6,000
9.4	Staff costs	1,000
9.5	Administration and corporate costs	1,100
9.6	Other (provide details if material)	100
9.7	Total estimated cash outflows	23,700

+ See chapter 19 for defined terms.

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Anadarko Basin Eagle Ford	Acreage added as a result of forced pooling Purchase of approximately 5,000 acres	18,257 35,812	19,449 40,861

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 October 2016
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                           If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                           Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.